

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2024

John Gillard
Chief Executive Officer
Trinity Biotech plc
IDA Business Park
Bray, County Wicklow
A98 H5C8
Ireland

      Re: Trinity Biotech plc
          Registration Statement on Form F-3
          Filed June 21, 2024
          File No. 333-280391

Dear John Gillard:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: Mary Brown, Esq.